                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 3 TO

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                    MICKELBERRY COMMUNICATIONS INCORPORATED
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $1.00
                        (Title of Class of Securities)

                                  594780 10 8
                                (CUSIP Number)

                                Mr. George Kane
                    Mickelberry Communications Incorporated
                                405 Park Avenue
                           New York, New York  10022
                                (212) 832-0303
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                              September 29, 1995
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


    Check the following box if a fee is being paid with the statement [ ].



















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                                 SCHEDULE 13D

CUSIP No. 594780 10 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MR. JAMES C. MARLAS

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a[ ]
                                                                          b[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          BK

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                    7.   SOLE VOTING POWER

                             3,000,000

 NUMBER OF          8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                 None
 OWNED BY
   EACH             9.   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                     3,000,000
   WITH
                    10.  SHARED DISPOSITIVE POWER

                             None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000                                                        [ ]

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          100%                                                             [ ]
14.  TYPE OF REPORTING PERSON*
          IN
















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                                 SCHEDULE 13D

CUSIP No. 594780 10 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          UNION CAPITAL CORPORATION

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a[ ]
                                                                          b[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada

                    7.   SOLE VOTING POWER

                             None

 NUMBER OF          8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY                 None
 OWNED BY
   EACH             9.   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                     None
   WITH
                    10.  SHARED DISPOSITIVE POWER

                             None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

14.  TYPE OF REPORTING PERSON*
          CO















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          This Amendment No. 3 to Schedule 13D amends the Schedule 13D reporting an event that occurred on November 1, 1994 (the "Schedule 13D"), the Amendment No. 1 to Schedule 13D reporting an event that occurred on March 21, 1995 and the Amendment No. 2 to Schedule 13D reporting an event that occurred on March 29, 1995 which were filed by Mr. James C. Marlas and Union Capital Corporation (and, with respect to Amendment No. 2, also by Mickelberry Acquisition Corporation) with regards to Mickelberry Communications Incorporated (the "Company"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

          Item 2.   Identity and Background.

          Item 2 is hereby amended by deleting the first paragraph and by inserting the following as the first paragraph:
          "This statement is being filed by Mr. James C. Marlas ("Mr. Marlas"), and by Union Capital Corporation, a Nevada corporation of which Mr. Marlas is the sole stockholder ("Union Capital"). Union Capital is engaged in the business of private consulting and investment."
          Item 2 is further amended by replacing the last sentence of the third paragraph with the following sentence:
          "Mr. Marlas is also President of Union Capital."











































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Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended and replaced in its entirety by the following:
          "As of the date hereof , Mr. Marlas beneficially owned 3,000,000 Shares representing all the outstanding shares of the Company. The aggregate purchase price of the Common Stock purchased by Mr. Marlas as a result of the merger (as described in Item 4) was approximately $15,000,000. The source of the funds for the purchase of all such Common Stock was primarily borrowed funds by the Company and its subsidiaries under a Loan and Security Agreement with Harris Trust and Savings Bank and American National Bank and Trust Company of Chicago. As of the date hereof, all of the funds borrowed to purchase Common Stock are still outstanding.
          As of the date hereof, Union Capital beneficially owned no Shares. As a result of the merger, Shares held by Union Capital were cancelled and retired."

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by replacing the fifth paragraph with the following:
          "On September 12, 1995 at a Special Meeting of Shareholders, the Merger Agreement was approved by approximately 95 % of the votes cast at the Special Meeting.
          The merger became effective on September 29, 1995. As a result of the merger, Mr. Marlas became the holder of 3,000,000 Shares, constituting all the outstanding shares of the Company."










































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Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended by replacing the chart in the first paragraph with the following:
"Beneficial Owner             Number of Shares    Percentage

Mr. James C. Marlas           3,000,000 (1)       100%

Union Capital Corporation     0                   0"

          Item 5 is further amended by deleting the second paragraph and replacing it with the followng:
          "No transactions in the Common Stock were effected by Mr. Marlas or Union Capital within the 60 day period prior to the date of this filing other than as contemplated by the Merger Agreement."

Item 6.   Contracts, Arrangements, Understandings or Relationships With
           Respect to Securities of the Issuer.

          Item 6 is hereby amended by deleting the first and second paragraphs.

Item 7.   Materials to be Filed as Exhibits.

          Item 7 is hereby amended by replacing Exhibit 1 - Agreement Regarding Joint Filing of Schedule 13D and by adding the following exhibit:
          "Exhibit 8. Press release, dated October 2, 1995, issued by the Company."

_________

(1) As to all of which there is sole power to dispose or to direct the disposition of such Shares.


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          After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Date:     October 13, 1995




                                   By:  /s/ JAMES C. MARLAS
                                        James C. Marlas

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     October 13, 1995


                                   UNION CAPITAL CORPORATION



                                   By:  /s/ JAMES C. MARLAS
                                        James C. Marlas
                                        President